GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 321-2400          FACSIMILE: (650) 321-2800
February 11, 2008
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attention:	Russell Mancuso Gabriel Eckstein
Re:	Hansen Medical, Inc. Amendment No. 1 to Registration Statement on Form S-3 File No. 333-148802
Dear Mr. Mancuso and Mr. Eckstein:
Hansen Medical, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (the “Registration Statement”). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on January 23, 2008.
On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated February 8, 2008 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the February 8, 2008 letter in italicized print, and the Company’s responses are provided below each comment.
Incorporation By Reference, page 32
1.	We note that you filed Form 8-K/A on January 31, 2008 to amend your November 19, 2007 Form 8-K. Please amend your Form S-3 filed January 23, 2008 so that it incorporates by reference the Form 8-K/A. Also incorporate by reference the Form 8-K filed January 23, 2008.

Securities and Exchange Commission
Division of Corporation Finance
February 11, 2008

RESPONSE TO COMMENT 1:
     In response to the Staff’s comment, the Company has revised its disclosure on page 32 of the Registration Statement.
Signatures, page II-6
2.	Please do not change the language required on the Signatures page.
RESPONSE TO COMMENT 2:
     In response to the Staff’s comment, the Company has conformed the language on the Signatures page of the Registration Statement to the required language.
Exhibit 23
3.	When you amend Form S-3 to incorporate the Form 8-K/A, please also include the consent of PricewaterhouseCoopers LLP to the incorporation by reference of its January 25, 2008 Report.
RESPONSE TO COMMENT 3:
     In response to the Staff’s comment, the Company has filed an updated consent of PricewaterhouseCoopers LLP, which includes its consent to the incorporation by reference of its report dated January 25, 2008 into the Registration Statement.
[Remainder of page intentionally left blank.]

Securities and Exchange Commission
Division of Corporation Finance
February 11, 2008

* * * * *
     Please do not hesitate to contact me at (650) 463-5353 if you have any questions or would like additional information regarding this matter.
Very truly yours,
GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
By:	/s/ David T. Young David T. Young
cc:	Steven Van Dick, Hansen Medical, Inc.
David M. Shaw, Esq., Hansen Medical, Inc.
Ivan Gaviria, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Magnus Momsen, PricewaterhouseCoopers LLP
Craig E. Lutz, PricewaterhouseCoopers LLP